Exhibit 12.1

ARROW ELECTRONICS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended December 31,
	2017 (a)	2016	2015	2014	2013
Reconciliation of Earnings
Income before income taxes	$694,288	$715,397	$692,183	$683,333	$582,219

Less:
Equity in earnings of affiliated companies	3,424	7,573	7,037	7,318	7,429
Capitalized Interest	7,998	8,042	6,493	7,967	7,890

Plus:
Fixed charges	232,286	203,611	173,997	155,302	154,610
Amortization of capitalized interest	4,245	4,461	2,169	5,504	3,947
Distributed income of equity investees	3,644	4,837	1,643	2,700	2,620
Total earnings	$923,041	$912,691	$856,462	$831,554	$728,077

Calculation of fixed charges:
Interest and other financing expense	$196,409	$169,395	$141,702	$121,537	$120,065
Capitalized interest	7,998	8,042	6,493	7,967	7,890
Interest component of rent expense	27,879	26,174	25,802	25,797	26,655
Total fixed charges	$232,286	$203,611	$173,997	$155,301	$154,610

Ratio of earnings to fixed charges	3.97	4.48	4.92	5.35	4.71

(a)         For the year ended December 31, 2017, the loss on extinguishment of debt (approximately $59.5 million) decreased the ratio of earnings to fixed charges.